SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/26/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
395,599

8. SHARED VOTING POWER
401,572

9. SOLE DISPOSITIVE POWER
395,599
_______________________________________________________

10. SHARED DISPOSITIVE POWER

401,572

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
797,171 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.79%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
395,599

8. SHARED VOTING POWER
401,572

9. SOLE DISPOSITIVE POWER
395,599
_______________________________________________________

10. SHARED DISPOSITIVE POWER

401,572

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
797,171 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.79%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
395,599

8. SHARED VOTING POWER
401,572

9. SOLE DISPOSITIVE POWER
395,599
_______________________________________________________

10. SHARED DISPOSITIVE POWER

401,572

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
797,171 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.79%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
395,599

8. SHARED VOTING POWER
401,572

9. SOLE DISPOSITIVE POWER
395,599
_______________________________________________________

10. SHARED DISPOSITIVE POWER

401,572

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
797,171 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.79%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 8, 2013 there were 9,072,032 shares of common stock outstanding as of 10/31/2013. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of November 27, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 797,171 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 797,171 shares of SVVC include 395,599 shares (representing 4.36% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 797,171 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 401,572 shares (representing 4.43% of SVVC's outstanding shares).


c) Since the last filing on 11/22/13 the following shares of SVVC were bought:

Date:		        Shares:		Price:
11/22/13		60,214		22.0657
11/25/13		25,000		21.7634
11/26/13		27,093		21.1110
11/27/13		11,124		21.2216


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/2/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member



Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.